Exhibit 99.19

LINEAR GOLD CORP

Recent Drilling Expands Porphyry Related Mineralization at Linear Gold’s Cerro la Mina Project, Mexico

February 21, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to provide new drilling results from the Cerro la Mina gold, copper, molybdenum project located on its 100% owned Ixhuatan property in Chiapas, Mexico.

Two new holes, IXCM06-16 and IXCM07-19 intersected long intervals of porphyry related gold, copper, and molybdenum mineralization. These holes significantly expand the zone of precious and base metal mineralization to the northeast as well as to significantly deeper levels than was previously recognized.  Mineralization is now open on three sides and at depth.  Chip channel rock sampling along a new drill access road has also outlined additional oxide gold mineralization at the surface.

A table of recent assay results from drilling at Cerro la Mina are included with this press release, and a Drill Hole Location Map is posted on Linear Gold’s website at www.lineargoldcorp.com.

Highlights from recent work include:

•

Hole IXCM06-16 intersected 424 metres grading 0.5 grams per tonne gold, 0.30% copper, and 0.05% molybdenite (MoS21).  The combined gold and copper content from this interval yield a gold equivalent of 1.1 grams per tonne (AuEq2) or a 0.57% copper equivalent (CuEq2).  These gold and copper equivalents, and the gold and copper equivalents referred to throughout this press release, have been calculated exclusive of the molybdenite values.  This intersection includes a higher grade 40 metre interval grading 1.1 grams per tonne gold, 0.42% copper (2.0 grams per tonne AuEq or 0.97% CuEq), and 0.07% molybdenite (MoS2).

•

Hole IXCM07-19 intersected 218 metres grading 0.7 grams per tonne gold, 0.13% copper, and 0.06% molybdenite (MoS2). All but the final 34 metres of this interval were oxidized and the copper was removed by supergene leaching in the upper part of this interval.  This intersection includes the 34 metre sulfide interval, below the base of oxidation, that grades 0.6 grams per tonne gold, 0.60% copper (1.8 grams per tonne AuEq or 0.90% CuEq), and 0.05% molybdenite (MoS2) .

•

Channel rock sampling has outlined an additional zone of surface gold mineralization including a channel sample 34 metres in length grading 0.82 grams per tonne gold.

Table of Assay Results from Drilling at Cerro la Mina

Hole ID	From (metres)	To (Metres)	Intercept[3] (Metres)	Gold (grams per tonne)	Copper (%)	Molybdenite (MoS2[1]%)	AuEq[2] (grams per tonne)	CuEq[2] (%)	Comment
IXCM06-16	60	80	20	0.6	0.04	0.03	na	na	Oxide
IXCM06-16	108	532	424	0.5	0.30	0.05	1.1	0.57	Sulfide
including	108	208	100	0.5	0.43	0.05	1.4	0.68	Sulfide
including	208	308	100	0.4	0.23	0.04	0.9	0.43	Sulfide
including	308	408	100	0.5	0.20	0.04	0.9	0.42	Sulfide
including	408	532	124	0.7	0.32	0.05	1.4	0.69	Sulfide
including	492	532	40	1.1	0.42	0.07	2.0	0.97	Sulfide
IXCM07-19	58	276	218	0.7	0.13	0.06	na	na	Mixed
including	98	242	144	0.8	0.04	0.07	na	na	Oxide
including	188	242	54	1.0	0.03	0.06	na	na	Oxide
including	242	276	34	0.6	0.60	0.05	1.8	0.90	Sulfide
IXCM06-14	2	28	26	0.4	0.03	0.01	na	na	Oxide
IXCM06-14	108	276	168	0.3	0.09	0.02	0.5	0.24	Sulfide
including	108	136	28	0.5	0.13	0.01	0.8	0.39	Sulfide

1.

Molybdenite  (MoS2%)  = Mo%  x 1.6681.

2.

Gold and copper equivalents are calculated using metal prices of US$425/oz for gold and US$1.25/lb for copper.  AuEq gpt = Au gpt + (Cu % x 27.56/13.66).   CuEq % = Cu % + (Au g/t x 13.66/27.56).   Gold and copper equivalents have not been adjusted for metallurgical recoveries.  MoS2 is not used in the calculation of gold and copper equivalents.

3.

Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

New Gold, Copper, and Molybdenum Mineralization Identified at Cerro la Mina

Seven drill holes and channel sampling of a rock exposure produced by a new drill road have been completed at Cerro la Mina during the December to January 2007 period.  Two of these holes were the first to be completed to the NE of the previously known gold, copper, and molybdenum system.  These two holes, IXCM06-16 and IXCM07-19, cut long intersections of poly-metallic mineralization, and have opened up the exploration of Cerro la Mina to the north, east, and west.  In addition, hole IXCM06-16 was the first hole to be drilled to deeper levels, and this hole successfully demonstrated the larger tonnage potential of the mineralized system at depth.  These two holes also established that the mineralized system extends below a strongly altered and possibly leached cap rock in an area characterized by unusually low gold and copper in soils.

Hole IXCM06-16 was drilled 110 metres NNE of hole IXCM06-09 at an azimuth of 220 degrees and an inclination of -70 degrees.  This hole encountered over 424 metres of gold, copper, and molybdenum mineralization that significantly expands the tonnage of the known poly-metallic mineralization identified at Cerro la Mina.  From 108 to 532 metres, the hole intersected 424 metres of uniformly mineralized acid-leached lithocap that grades 0.5 grams per tonne gold, 0.30% copper (1.1 AuEq or 0.57% CuEq), and 0.05% molybdenite (MoS2).  Over the final 40 metre section within the lithocap, the grades increased significantly, and this final intersection grades 1.1 grams per tonne gold, 0.42% copper (2.0 grams per tonne AuEq or 0.97% CuEq), and 0.07% molybdenite (MoS2) .   From the surface, this hole initially cut through strongly altered cap rock, before first encountering gold mineralization in oxides at 38 metres depth.  Significant sulfide mineralization containing gold, copper, and molybdenum was intersected at 108 metres and continued to 532 metres depth. This disseminated and vein-hosted chalcopyrite and molybdenum mineralization is hosted within a porphyry-related high-sulfidation lithocap that commonly includes vuggy quartz.  Below 532 metres, the hole encountered a potassically altered dioritic intrusion, but results are still pending for the final 68 metres of the hole.

Hole IXCM07-19 is located 100 metres to the NE of IXCM06-09 and 65 metres SE of hole IXCM06-16.  This hole was drilled with a shallow capacity drill rig along an azimuth of 220 degrees and an inclination of -75 degrees.  This hole encountered a thick zone of oxidized lithocap with the base of oxidation extending to 242 metres depth.  The entire mineralized intersection of 218 metres grades 0.7 grams per tonne gold.  Within the zone of oxidation, between 98 and 242 metres depth, the hole intersected 144 metres grading 0.8 grams per tonne gold, 0.04% copper, and 0.07% molybdenite (MoS2) including a 54 metre interval grading 1.0 grams per tonne gold.  The copper mineralization was removed from this interval by supergene leaching.  Below the base of oxidation, the hole cut important levels of sulfide mineralization to the end of the hole, and the final 34 metre interval from 242 to 276 metres depth grades 0.6 grams per tonne gold, 0.60% copper (1.8 grams per tonne AuEq or 0.90% CuEq), and 0.05% molybdenite (MoS2).  The visible copper and molybdenum sulfide mineralization is evenly disseminated in a vuggy quartz lithocap assemblage with chalcopyrite and molybdenum commonly filling the open vugs produced during the penetrative acid alteration.

Holes IXCM06-14, IXCM06-15, and IXCM06-17 are located at the far south side of the drilling pattern at Cerro la Mina.  Generally, these holes cut low grades of gold, copper, and moly within the porphyry-related lithocap.  Hole IXCM06-14 is located 215 metres SSW of hole IXCM06-16, and was drilled to the southwest at an azimuth of 220 degrees and an inclination of -75 degrees.  The hole cut lower grades of gold mineralization with anomalous copper and molybdenum including 26 metres of oxide gold grading 0.4 grams per tonne gold from 2 to 28 metres depth, and also intersected a deeper sulfide 28 metre interval grading 0.5 grams per tonne gold, 0.13% copper (0.8 grams per tonne AuEq or 0.39% CuEq), and 0.01% molybdenite (MoS2) .

Hole IXCM06-15 which is located another 90 metres SE of hole IXCM06-14 cut strongly altered lithocap and finished in a potassically altered dioritic intrusive. Over the final 50 metres of the 265 metre deep hole, the hole encountered spaced occurrences of molybdenum-bearing breccias with one breccia producing a 10 metre interval that grades 0.180% molybdenite (MoS2).  Hole IXCM06-17 cut a weakly altered zone of fine grained intermediate intrusive rock, located with the greater lithocap and did not contain significant mineralization.  Holes IXCM06-13 and IXCM07-18 failed due to technical difficulties with the drilling.

A new drill access road completed during January of 2007 created three discontinuous outcrop exposures of the strongly altered lithocap at Cerro la Mina.  High quality chip channel samples were collected along these new exposures.  The three zones of contiguous chip channel samples contain 20 metres grading 0.46 grams per tonne gold, 10 metres grading 0.9 grams per tonne gold, and 34 metres grading 0.8 grams per tonne gold. The three outcrops are separated by gaps of 72 and 25 metres. These samples identified a new area of oxide gold mineralization that extends over a 144 metre long area.

.

Two deeper capacity drill rigs are currently working at Cerro la Mina.  The near term drilling program will continue to explore for extensions of the porphyry-related mineralization outlined at Cerro la Mina and will focus on expanding the size of the mineralized zone to the north, northwest, and northeast.  Other deep holes will drill beneath the area of the strongly altered lithocap that is outlined by low gold, copper, and molybdenum in soils to the north and northeast of the current drilling pattern.  Holes IXCM06-16 and IXCM07-19 both cut through this cap rock to intersect significant mineralization below, and clearly demonstrated that important mineralization may exist below this layer.

Wade Dawe, Linear Gold’s President and Chief Executive Officer states: “The long intercepts of gold, copper, and molybdenum mineralization cut by recent drill holes demonstrate that Cerro la Mina contains an important concentration of precious and base metals, and these holes are beginning to demonstrate the potential for a larger tonnage, porphyry-related system.  We are also pleased to see the thick oxide gold intercept cut by hole IXCM07-19.  We continue to believe that the development of an oxide gold deposit at Cerro la Mina could add significant value to the early stage production of the nearby Campamento gold resource.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101.  All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”.  Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement.  However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed, These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.

Regarding the use of gold and copper equivalents (AuEq and CuEq):

Gold and Copper equivalency or “AuEq” and “CuEq” is a method of expressing poly-metallic deposits by the grade of the primary mineralization in value.  As used here, gold and copper have been stated as part of the copper and gold equivalent grades.  AuEq and CuEq as used here are based on assumed metal prices of US$425/oz for gold and US$1.25/lb for copper.  MoS2 has not been included in the equivalent calculation.  Gold and copper equivalents have not been adjusted for metallurgical recoveries, and adjustments in the relative value of these metals can significantly change the AuEq and the CuEq.  AuEq and CuEq are provided for descriptive purposes only.

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